As filed with the U.S. Securities and Exchange Commission on July 11, 2016.
   Registration No.  333- 211868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________
Amendment No. 1
to
Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
________________________
NORDIC AMERICAN OFFSHORE LTD.
(Exact name of registrant as specified in its charter)
________________________
Republic of the Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Nordic American Offshore Ltd.
LOM Building, 27 Reid Street
Hamilton, HM 11
Bermuda
 (441) 292-7202

 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
________________________
Seward & Kissel LLP
One Battery Park Plaza
New York, NY  10004
 212-574-1200
(Name, address, including zip code, and telephone number, including area code, of agent for service)
________________________
Copies to:
Gary J. Wolfe, Esq.
Robert E. Lustrin, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, NY  10004
 (212) 574-1200
________________________

Approximate date of commencement of proposed sale to the public: The Redomiciliation described herein will be effective on, or as soon as practicable after, the date that this registration statement is declared effective.
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
________________________
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Shares, par value $0.01	20,724,514(1)	$4.90(2)	$101,550,119(2)	$10,227(3)

(1)
Includes the common shares of Nordic American Offshore (Bermuda) (as hereinafter defined) as of July 11, 2016 into which all common shares of Nordic American Offshore (Marshall Islands) (as hereinafter defined) that are outstanding immediately prior to the Redomiciliation (as hereinafter defined) will automatically be converted by operation of law in the Redomiciliation.

(2)
Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the common shares of Nordic American Offshore Ltd. on the New York Stock Exchange on June 1, 2016 ($4.90 per share), in accordance with Rule 457(f)(1).

(3)	The amount of the registration fee was paid in connection with the initial filing of the Registration Statement on Form F-4 on June 6, 2016.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated July 11, 2016
PRELIMINARY PROSPECTUS
COMMON SHARES
NORDIC AMERICAN OFFSHORE LTD.
REDOMICILIATION IN BERMUDA
Nordic American Offshore Ltd., or the Company, is a corporation currently incorporated in the Republic of the Marshall Islands. We are proposing to change our jurisdiction of incorporation by discontinuing from the Republic of the Marshall Islands and continuing and re-domiciling as an exempted company incorporated under the laws of Bermuda. We refer to this as the "Redomiciliation." To effect the Redomiciliation, we will, upon the approval of our Board of Directors, file an application with the Registrar of Companies in Bermuda that contains the following: (a) an original and three copies of an amended Form 1, which is the application for consent to be registered, together with a notice of registered office address and declaration regarding an exempted company; (b) an original and three copies of the Company's memorandum of continuance; (c) proof satisfactory to the Registrar of Companies in Bermuda that the Company has obtained all necessary authorizations required under the laws of the Republic of the Marshall Islands to enable it to make the application to redomicile to Bermuda (a copy of the Board of Directors resolutions, a Marshall Islands legal opinion and a copy of the Certificate of Transfer of Domicile); (d) financial statements of the Company prepared for a period ending within twelve months of the date of the application; (e) any applicable fees; (f) information about the beneficial owners of the Company; and (g) such additional documents as the Registrar of Companies in Bermuda may require.
Upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda, we will be domesticated and continue as a Bermuda company, subject to the Companies Act 1981 of Bermuda, or the Companies Act, and other laws of Bermuda, with our existing name "Nordic American Offshore Ltd."  Although we will be maintaining our corporate name, for purposes of clarity, in some places in this prospectus, we refer to the Company prior to the Redomiciliation as "Nordic American Offshore (Marshall Islands)" and the re-domiciled Bermuda entity as "Nordic American Offshore (Bermuda)." As soon as practicable from the date of continuance, we will be required to adopt bye-laws that conform to Bermuda law and a form of such bye-laws are filed herewith as Exhibit 3.4, or the Bye-laws.  The adoption of the Bye-laws will require shareholder approval.  On the effective date of the Redomiciliation, all of the shares of Nordic American Offshore (Marshall Islands) will automatically convert by operation of law into shares of the same class of Nordic American Offshore (Bermuda) on a one-for-one basis. Under Marshall Islands law and our current amended and restated articles of incorporation and amended and restated bylaws, we do not need shareholder approval of the Redomiciliation, and our shareholders do not have statutory dissenters' rights of appraisal as a result of the Redomiciliation.

We are not asking you for a proxy and you are requested not to send us a proxy. No shareholder action is required to effect the Redomiciliation. See "The Redomiciliation—No Vote or Dissenters' Rights of Appraisal in the Redomiciliation."
Our common shares are currently listed on the New York Stock Exchange under the symbol "NAO." We will seek, and expect to receive, approval from the New York Stock Exchange to trade the common shares of Nordic American Offshore (Bermuda) under the same symbol after the Redomiciliation.
Investing in our common shares involves risks. See "Risk Factors" beginning on page 6 of this prospectus.
___________________________________________
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
This prospectus is dated                           , 2016.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1
SUMMARY	2
RISK FACTORS	6
MARKET VALUE OF OUR COMMON SHARES	7
THE REDOMICILIATION	8
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA	10
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	11
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	12
BUSINESS	13
MANAGEMENT	18
RELATED PARTY TRANSACTIONS	21
PRINCIPAL SHAREHOLDERS	22
DESCRIPTION OF OUR COMMON SHARES	23
TAXATION	32
ACCOUNTING TREATMENT OF THE REDOMICILIATION	34
LEGAL MATTERS	34
EXPERTS	34
WHERE YOU CAN FIND ADDITIONAL INFORMATION	34
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	34

This prospectus is part of a registration statement on Form F-4, which incorporates important business and financial information about Nordic American Offshore Ltd. and its subsidiaries from documents filed with the U.S. Securities and Exchange Commission, or the SEC, that have not been included in or delivered with this prospectus. This information is available at the website the SEC maintains at www.sec.gov, as well as from other sources. See the section of this prospectus entitled "Where You Can Find Additional Information." You also may request a free copy of these documents from us upon written or oral request to Nordic American Offshore Ltd., LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda, telephone: (441) 292-7202.

i

FORWARD-LOOKING STATEMENTS
Certain matters discussed in this prospectus and the documents incorporated by reference in this prospectus may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance.  The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this prospectus and the documents incorporated by reference in this prospectus are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in petroleum production levels set by the Organization of the Petroleum Exporting Countries, or OPEC, and worldwide oil consumption and storage, changes in our operating costs, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hire, failure on the part of a seller to complete a sale of a vessel to us and other important factors described from time to time in the reports filed by the Company with the SEC. The factors discussed under the caption "Risk Factors" and matters discussed elsewhere in this prospectus and in the documents incorporated by reference in this prospectus could cause actual results to differ materially from those discussed in the forward-looking statements.

SUMMARY
This summary provides an overview of selected information. We encourage you to read carefully the entire registration statement, of which this prospectus is a part, including the information under "Risk Factors." Unless the context otherwise requires, as used in this prospectus, the terms "Company," "we," "us," and "our" refer to Nordic American Offshore Ltd. and all of its subsidiaries as of the date of this prospectus. "Nordic American Offshore Ltd." refers only to Nordic American Offshore Ltd. and not its subsidiaries as of the date of this prospectus. Unless otherwise indicated, all references to "dollars" and "$" in this prospectus are to, and amounts are presented in, U.S. Dollars. For purposes of clarity, in some places in this prospectus, we refer to our company prior to the Redomiciliation as "Nordic American Offshore (Marshall Islands)" and the re-domiciled Bermuda entity as "Nordic American Offshore (Bermuda)."
Our Company
Nordic American Offshore Ltd. was formed on October 17, 2013.  We maintain our principal executive offices at LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda. Our telephone number at such address is (441) 292-7202. We are an international company formed for the purpose of acquiring, owning and operating platform supply vessels, or PSVs, and currently own ten vessels, eight of which are in operation and two of which are currently at  the Norwegian-based Vard Aukra shipyard owned by VARD Group AS, or Vard, awaiting improved trading conditions.
Our Fleet
Our fleet currently consists of ten PSVs. Our vessels are considered homogeneous and interchangeable as they have approximately the same cargo deck area and capacity.
Vessel name	Yard	Year Built	Capacity (dwt)	Cargo Deck Area (sq meters)	Delivered to NAO
NAO Fighter	Ulstein	2012	4200	850	January 2014
NAO Prosper	Ulstein	2012	4200	850	January 2014
NAO Power	Ulstein	2013	4200	850	January 2014
NAO Thunder	Ulstein	2013	4200	850	December 2013
NAO Guardian	Ulstein	2013	4200	850	December 2013
NAO Protector	Ulstein	2013	4200	850	December 2013
NAO Storm	Ulstein	2014	4200	850	January 2015
NAO Viking	Ulstein	2014	4200	850	January 2015
NAO Horizon	Vard	2016	4200	850	April 2016
NAO Galaxy	Vard	2016	4200	850	June 2016

Employment of Our Fleet
It is our policy to operate our vessels either in the spot market or on short to long-term time charters.
We currently own ten high-quality PSVs, which were built in Norway during the period from 2012 to 2016. Eight of these PSVs are now in operation.  As of the date of this prospectus, NAO Horizon, which was delivered in April 2016, and NAO Galaxy, which was delivered in June 2016, are at Vard awaiting improved trading conditions. We operate our vessels in the North Sea on both spot and time charters, although we may consider other regions depending on market conditions.
Company Management
In January 2014, the Company entered into a management agreement with Scandic American Shipping Ltd, which we refer to as "Scandic" or the "Manager," for the provision of administrative services for the Company as requested by our management and in accordance with our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by our Board of Directors.

For services under the management agreement, as amended, Scandic currently receives a management fee of $100,000 per annum for our current ten-vessel fleet, and is reimbursed for costs incurred in connection with its services. In addition to costs incurred which are directly attributable to us, we also pay a portion of the operational costs, such as salary and office rent, incurred by Scandic which is allocated to us. For the years ended December 31, 2015 and December 31, 2014, we paid an aggregate of $2.1 million and $2.2 million, respectively, for such costs incurred that were allocated to us.  Scandic is a wholly owned subsidiary of our major shareholder, Nordic American Tankers Limited (NYSE:NAT), or NAT, of which our Executive Chairman and director, Mr. Herbjørn Hansson, is the Chief Executive Officer, Chairman, President and director.  Also, our Chief Financial Officer, Ms. Turid M. Sørensen, is the Chief Financial Officer and Executive Vice President of NAT.
Vessel Management
As of the date of this prospectus, the ship management firms Remøy Shipping AS, or Remøy, and V.Ships Limited, or V.Ships, provide technical management for nine and one of our vessels, respectively.
Recent Developments
On January 25, 2016, we declared a cash dividend of $0.12 per share in respect of the results for the fourth quarter of 2015, with a payment date of February 22, 2016.
On April 19, 2016, we took delivery of NAO Horizon.
On April 27, 2016, we declared a cash dividend of $0.08 per share in respect of the results for the first quarter of 2016, with a payment date of May 27, 2016.
On June 16, 2016, we took delivery of NAO Galaxy.
In 2016, we drew down approximately $85.0 million under our $150.0 million revolving credit facility with DNB Bank ASA and Skandinaviska Banken AB dated March 16, 2015, or the Credit Facility. As of the date of this prospectus, a total of $132.0 million has been drawn down under the Credit Facility.
The Redomiciliation
We intend to change our jurisdiction of incorporation from the Republic of the Marshall Islands to Bermuda, and we refer to this change as the "Redomiciliation." We will effectuate the Redomiciliation by filing an application with the Registrar of Companies in Bermuda that includes the following:  (a) an original and three copies of an amended Form 1, which is the application for consent to be registered, together with a notice of registered office address and declaration regarding an exempted company; (b) an original and three copies of the Company's memorandum of continuance; (c) proof satisfactory to the Registrar of Companies in Bermuda that the Company has obtained all necessary authorizations required under the laws of the Republic of the Marshall Islands to enable it to make the application to redomicile to Bermuda (a copy of the Board of Directors resolutions, a Marshall Islands legal opinion and a copy of the Certificate of Transfer of Domicile); (d) financial statements of the Company prepared for a period ending within twelve months of the date of the application; (e) any applicable fees; (f) information about the beneficial owners of the Company; and (g) such additional documents as the Registrar of Companies in Bermuda may require.
Upon effectiveness of the Redomiciliation, we will deliver a copy of the certificate of continuance issued by the Registrar of Companies in Bermuda to the Registrar of Corporations in the Republic of the Marshall Islands. Although the Redomiciliation does not require shareholder approval, it is subject to the approval of our Board of Directors. The Redomiciliation will become effective upon issuance of a certificate of continuance by the Registrar of Companies in Bermuda.  As soon as practicable from the date of continuance, we will be required to adopt the Bye-laws that conform to Bermuda law.  The adoption of the Bye-laws will require shareholder approval.  See "The Redomiciliation."

Comparison of Shareholder Rights
The Redomiciliation will change our jurisdiction of incorporation from the Republic of the Marshall Islands to Bermuda and, as a result, our constitutive documents will change and will be governed by Bermuda rather than Marshall Islands law. There are differences between the governing corporate law of the Republic of the Marshall Islands and that of Bermuda. We describe these and other changes in more detail under "Description of Our Common Shares—Comparison of the Republic of the Marshall Islands to Bermuda Corporate Law" below. However, our business, assets and liabilities on a consolidated basis, as well as our Board of Directors, executive officers, principal business location and fiscal year, will be the same immediately following the completion of the Redomiciliation as they are immediately prior to the Redomiciliation.
Redomiciliation Share Conversion
We are authorized to issue 200,000,000 common shares, $0.01 par value per share, as well as 50,000,000 preferred shares, $0.01 par value per share. As of the date of this prospectus, 20,724,514 common shares are issued and outstanding and no preferred shares are issued and outstanding.
On the effective date of the Redomiciliation, all of the shares of Nordic American Offshore (Marshall Islands) will automatically convert by operation of law into shares of the same class of Nordic American Offshore (Bermuda) on a one-for-one basis. It is not necessary for shareholders of Nordic American Offshore (Marshall Islands) who currently hold share certificates to exchange their existing share certificates for certificates of common shares of Nordic American Offshore (Bermuda). See "The Redomiciliation—Redomiciliation Share Conversion" below.
Background and Advantages of the Redomiciliation
Our Board of Directors believes that there are benefits to us from the Redomiciliation, particularly that we expect to benefit from administrative and other similar efficiencies as a result of being incorporated in Bermuda.  For example, the largest shareholder of NAO, Nordic American Tankers Limited, or NAT, is domiciled in Bermuda. Herbjørn Hansson, our Executive Chairman and director, has been the Chairman, Chief Executive Officer, President and director of NAT for approximately 21 years and Turid M. Sørensen, our Chief Financial Officer, has also been the Chief Financial Officer and EVP of NAT for approximately 10 years.  NAT was founded on June 12, 1995 and incorporated under the laws of Bermuda and has its shares listed on the NYSE under the ticker symbol "NAT."  Furthermore, Scandic, a wholly owned subsidiary of NAT, provides administrative services for both NAO and NAT.  The extensive experience of the members of management mentioned above and Scandic of managing a company incorporated under the laws of Bermuda that is also listed on the NYSE and the introduction of one set of corporate law procedures that apply to both companies creates operational experience that the Board of Directors believes should result in significant administrative and commercial efficiencies after Redomiciliation of the Company.
No Vote or Dissenters' Rights of Appraisal in the Redomiciliation
Under the Republic of the Marshall Islands law and our current amended and restated bylaws, we do not need shareholder approval of the Redomiciliation, and our shareholders do not have statutory dissenters' rights of appraisal or any other appraisal rights as a result of the Redomiciliation. See "The Redomiciliation—No Vote or Dissenters' Rights of Appraisal in the Redomiciliation."
Material Tax Consequences of the Redomiciliation
We do not believe that we or our shareholders will be subject to taxation in the Marshall Islands or Bermuda as a result of the Redomiciliation. We expect the Redomiciliation to qualify as a tax-free "reorganization" for purposes of U.S. federal income tax matters and, as such, we expect that neither we nor U.S. shareholders will be subject to U.S. federal income taxation as a result of the Redomiciliation. See "Taxation."

Summary Financial Data
The following table summarizes our summary consolidated financial data of NAO prepared in accordance with U.S. generally accepted accounting principles, or US GAAP. The selected statement of operations data with respect to the fiscal years ended December 31, 2015, 2014 and 2013 and the selected balance sheet data as of December 31, 2015 and 2014 have been derived from the audited consolidated financial statements of NAO included in its annual report on Form 20-F for the fiscal year ended 2015, filed with the SEC on March 23, 2016 and incorporated herein by reference. The selected balance sheet data as of December 31, 2013 has been derived from the audited consolidated financial statements of NAO included in its annual report on Form 20-F for the fiscal year ended 2014. The unaudited information as at and for the three month periods ended March 31, 2016 and March 31, 2015 has been prepared on the same basis as NAO's audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for fair presentation of NAO's financial information, and which are not intended to be a complete set of interim financial statements. The selected balance sheet data and selected statement of operations data as at and for the three month periods ended March 31, 2016 and March 31, 2015 has been derived from the interim financial information of NAO for the three months ended March 31, 2016, as filed on Form 6-K with the SEC on May 19, 2016 and incorporated herein by reference. The information presented below is only a summary and should be read in conjunction with the respective audited and unaudited financial statements of NAO, including the notes thereto, incorporated by reference in this registration statement. See the section of this prospectus entitled "Where You Can Find Additional Information."

In thousands of $, except common shares, per share data and ratios	For the three months ended March 31,		For the fiscal year ended December 31,
Statement of Operations Data	2016	2015	2015	2014	2013 *
Charter Revenue	5,263	9,251	36,372	52,789	1,280
Charter Costs	(411)	(317)	(1,523)	(1,281)	(108)
Vessel Operating Expenses	(5,952)	(5,959)	(24,580)	(23,038)	(686)
General and Administrative Costs	(1,111)	(1,239)	(4,261)	(5,815)	(482)
Depreciation Costs	(3,640)	(3,651)	(14,379)	(11,393)	(262)
Net Operating Income (Loss)	(5,851)	(1,916)	(8,372)	11,262	(258)
Interest Income	2	32	34	258	138
Interest Costs	(561)	(284)	(1,807)	(1,044)	-
Other Financial Income (Costs)	121	(722)	(699)	(2,333)	50
Total Other Income (Loss)	(439)	(974)	(2,472)	(3,119)	188
Income tax	-	-	-	(1,212)	-
Net Income (Loss) and Other Comprehensive Income (Loss)	(6,290)	(2,890)	(10,844)	6,931	(70)
Basic Income (Loss) per Share	(0.30)	(0.12)	(0.47)	0.34	(0.01)
Diluted Income (Loss) per Share)	(0.30)	(0.12)	(0.47)	0.34	(0.01)
Basic Weighted Average Number of Common Shares Outstanding	21,111,080	23,431,370	23,203,142	20,314,530	8,772,166
Diluted Weighted Average Number of Common Shares Outstanding	21,111,080	23,431,370	23,203,142	20,350,404	8,772,166
Other Financial Data:
Net Cash Provided by (Used in) Operating Activities	(3,278)	(664)	5,987	17,183	(545)
Selected Balance Sheet Data (at period end)
Cash and Cash Equivalents	6,253	5,888	5,339	46,398	109,819
Total Assets	332,768	345,632	337,367	322,421	245,382
Total Long-Term Debt	63,402	35,000	48,775	-	-
Common Stock	234	234	234	234	167
Total Shareholders' Equity	263,768	305,779	280,857	319,230	243,321
* Fiscal year ended December 31, 2013 covers the period from inception on October 17, 2013 to December 31, 2013.

RISK FACTORS
An investment in our securities involves a high degree of risk. You should carefully consider the risks set forth below and the discussion of risks under the heading "Item 3. Key Information—D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Commission on March 23, 2016, and the other documents which are incorporated by reference in this prospectus, before making an investment in our securities. Please see the sections of this prospectus entitled "Where You Can Find Additional Information" and "Incorporation of Certain Information by Reference." In addition, you should also consider carefully the risks set forth under the heading "Risk Factors" in any prospectus supplement before investing in the securities offered by this prospectus. The occurrence of one or more of those risk factors could adversely impact our business, financial condition or results of operations.

Risks Relating to the Change in Our Jurisdiction of Incorporation
Currently, your rights as a shareholder of Nordic American Offshore Ltd. arise under Marshall Islands law as well as our existing Marshall Islands amended and restated articles of incorporation and amended and restated bylaws. Upon effectiveness of the Redomiciliation, your rights as a shareholder of Nordic American Offshore Ltd. will arise under Bermuda law and we will be required to adopt new constitutive documents in accordance with Bermuda law.
Until we adopt the Bye-laws, which must be adopted as soon as practicable after effectiveness of the Redomiciliation under Bermuda law, our existing amended and restated articles of incorporation and amended and restated bylaws will be in effect but governed by Bermuda law.  The memorandum of continuance and the Bye-laws of Nordic American Offshore (Bermuda) will be the constitutive documents of Nordic American Offshore (Bermuda) following the Redomiciliation and shareholder approval of the Bye-laws. These new constitutive documents and Bermuda law will contain provisions that differ in some respects from those in our current constitutive documents and Marshall Islands law and, therefore, some of your rights as a shareholder of Nordic American Offshore (Bermuda) could differ materially from the rights you currently possess as a shareholder of Nordic American Offshore (Marshall Islands). See "Description of Our Common Shares—Comparison of the Republic of the Marshall Islands to Bermuda Corporate Law" where we describe material provisions under the laws of the Republic of the Marshall Islands and the laws of Bermuda relating to your rights as a shareholder. The form of memorandum of continuance and Bye-laws of Nordic American Offshore (Bermuda) are filed as Exhibits 3.3 and 3.4, respectively, to the registration statement of which this prospectus is a part.

MARKET VALUE OF OUR COMMON SHARES
Since June 12, 2014, the primary trading market for our common shares has been the NYSE, on which our common shares are listed under the symbol "NAO."
The following table sets forth the high and low market prices for each of the periods indicated for our common shares as reported by the NYSE. You should carefully review the high and low prices of our common shares in the tables for the months, quarters and years indicated under the heading Item 9. "The Offer and Listing" in our annual report on Form 20-F for the year ended December 31, 2015, which is incorporated by reference herein.

For the quarter ended:	HIGH	LOW
March 31, 2016	$5.34	$3.51
June 30, 2016	$5.69	$4.19

For the month:	HIGH	LOW
March 2016	$5.34	$4.41
April 2016	$5.69	$4.19
May 2016	$5.64	$4.33
June 2016	$5.61	$4.26
July 2016*	$4.92	$4.58
* Through and including July 10, 2016.

THE REDOMICILIATION
General
We will effectuate the Redomiciliation by filing an application with the Registrar of Companies in Bermuda that includes the following: (a) an original and three copies of an amended Form 1, which is the application for consent to be registered, together with a notice of registered office address and declaration regarding an exempted company; (b) an original and three copies of the Company's memorandum of continuance; (c) proof satisfactory to the Registrar of Companies in Bermuda that the Company has obtained all necessary authorizations required under the laws of the Republic of the Marshall Islands to enable it to make the application to redomicile to Bermuda (a copy of the Board of Directors resolutions, a Marshall Islands legal opinion and a copy of the Certificate of Transfer of Domicile); (d) financial statements of the Company prepared for a period ending within twelve months of the date of the application; (e) any applicable fees; (f) information about the beneficial owners of the Company; and (g) such additional documents as the Registrar of Companies in Bermuda may require.
Upon the issuance of a certificate of continuance by the Registrar of Companies in Bermuda, we will be domesticated and continue as a Bermuda company, subject to the Companies Act and other laws of Bermuda, with our existing name "Nordic American Offshore Ltd." Although the Redomiciliation does not require the approval of any of our shareholders under Marshall Islands law, our Board of Directors must provide approval in order for the Redomiciliation to be effected. Under Marshall Islands and Bermuda law, the Redomiciliation into Bermuda is deemed effective upon the registration of the Company's memorandum of continuance and the issuance of a certificate of continuance by the Registrar of Companies in Bermuda.  Upon effectiveness of the Redomiciliation, we will deliver a copy of the certificate of continuance to the Registrar of Corporations in the Republic of the Marshall Islands.
In connection with the Redomiciliation, Nordic American Offshore (Bermuda) will adopt a memorandum of continuance and the Bye-laws to be filed with the Registrar of Companies in Bermuda, which will be the constitutive documents of Nordic American Offshore (Bermuda) following the Redomiciliation and shareholder approval of the Bye-laws. The Companies Act requires us to adopt the Bye-laws that conform to Bermuda law as soon as practicable after the effective date of the Redomiciliation. The adoption of the Bye-laws will require shareholder approval.  See "—Shareholder Rights" below.
Background and Advantages of the Redomiciliation
Our Board of Directors believes that there are benefits to us from the Redomiciliation, particularly that we expect to benefit from administrative and other similar efficiencies as a result of being incorporated in Bermuda.  For example, the largest shareholder of NAO, NAT, is domiciled in Bermuda. Herbjørn Hansson, our Executive Chairman and director, has been the Chairman, Chief Executive Officer, President and director of NAT for approximately 21 years and Turid M. Sørensen, our Chief Financial Officer,  has also been the Chief Financial Officer and EVP of NAT for approximately 10 years.  NAT was founded on June 12, 1995 and incorporated under the laws of Bermuda and has its shares listed on the NYSE under ticker symbol "NAT."  Furthermore, Scandic, a wholly owned subsidiary of NAT, provides administrative services for both NAO and NAT.  The extensive experience of the members of management mentioned above and Scandic of managing a company incorporated under the laws of Bermuda that is also listed on the NYSE and the introduction of one set of corporate law procedures that apply to both companies creates operational experience that the Board of Directors believes should result in significant administrative and commercial efficiencies after Redomiciliation of the Company.
From the date of Redomiciliation, the Company continues as a body corporate for all purposes as if incorporated and registered as an exempted company under and subject to the laws of Bermuda. The Company then has: (a) the capacity to perform all the functions of an exempted company; (b) the capacity to sue and to be sued; (c) perpetual succession; and (d) the power to acquire, hold and dispose of property.
As a matter of Bermuda law, the Redomiciliation provisions do not operate: (a) to create a new legal entity; (b) to prejudice or affect the identity or continuity of the Company as previously constituted; (c) to affect the property of the Company; (d) to affect any appointment made, resolution passed or any other act or thing done in relation to the Company pursuant to a power conferred by any of the charter documents of the Company or by the laws of the jurisdiction under which the Company was previously incorporated, registered or existing; or (e) to render defective any legal proceedings by or against the Company and any legal proceedings that could have been continued or commenced by or against the Company before its Redomiciliation under the law may, notwithstanding the Redomiciliation, be continued or commenced by or against the Company after the Redomiciliation.

Accordingly, although the Redomiciliation will effect a change in our jurisdiction of incorporation, and other changes of a legal nature, including our adoption of new constitutive documents as soon as practicable after effectiveness of the Redomiciliation, which are described in this prospectus, the business, assets and liabilities of Nordic American Offshore Ltd. and its subsidiaries on a consolidated basis, as well as our principal locations and fiscal year, will be the same upon effectiveness of the Redomiciliation as they are immediately prior to the Redomiciliation.
No Change in Management or Our Board of Directors
Our executive officers and Board of Directors will remain the same upon effectiveness of the Redomiciliation. Our current executive officers are Tor-Øyvind Bjørkli (Chief Executive Officer) and Turid M. Sørensen (Chief Financial Officer). Our current Board of Directors is comprised of Herbjørn Hansson, Marianne Lie, Paul J. Hopkins, James Kelly and David M. Workman.
In addition, neither the members nor the chairperson of our Audit Committee will change upon effectiveness of the Redomiciliation.
Redomiciliation Share Conversion
On the effective date of the Redomiciliation, all of the shares of Nordic American Offshore (Marshall Islands) will automatically convert by operation of law into shares of the same class of Nordic American Offshore (Bermuda) on a one-for-one basis. Consequently, upon effectiveness of the Redomiciliation, each holder of our common shares will instead hold shares of Nordic American Offshore (Bermuda) representing the same proportional equity interest in Nordic American Offshore (Bermuda) as that shareholder held in Nordic American Offshore (Marshall Islands) and representing the same class of shares. The number of common shares of Nordic American Offshore (Bermuda) issued and outstanding immediately after the Redomiciliation will be the same as the number of common shares of Nordic American Offshore (Marshall Islands) issued and outstanding immediately prior to the Redomiciliation.
Nordic American Offshore (Bermuda) will not issue new share certificates to Nordic American Offshore (Bermuda) shareholders who currently hold any of Nordic American Offshore (Marshall Islands) share certificates. A shareholder who currently holds any Nordic American Offshore (Marshall Islands) share certificates will receive a new share certificate only upon any future transaction in Nordic American Offshore (Bermuda) common shares that requires the transfer agent to issue new share certificates in exchange for existing share certificates. It is not necessary for shareholders of Nordic American Offshore (Marshall Islands) to exchange their existing share certificates for share certificates of Nordic American Offshore (Bermuda). Until surrendered and exchanged, each certificate evidencing Nordic American Offshore (Marshall Islands) common shares will be deemed for all purposes of the Company to evidence the identical number of common shares of Nordic American Offshore (Bermuda). Holders of uncertificated common shares of Nordic American Offshore (Marshall Islands) immediately prior to the Redomiciliation will continue as holders of uncertificated common shares of Nordic American Offshore (Bermuda) upon effectiveness of the Redomiciliation.
Shareholder Rights
Until we adopt the Bye-laws, which must be adopted as soon as practicable after effectiveness of the Redomiciliation under Bermuda law, our existing amended and restated articles of incorporation and amended and restated bylaws will be in effect but governed by Bermuda law. The constitutive documents of Nordic American Offshore (Bermuda) and Bermuda law may contain provisions that differ in some respects from those in our current constitutive documents and Marshall Islands law and, therefore, some of your rights as a shareholder of Nordic American Offshore (Bermuda) could differ from the rights you currently possess as a shareholder of Nordic American Offshore (Marshall Islands). However, the rights of shareholders under the new memorandum of continuance and the Bye-laws will be substantially the same as under our current constitutive documents, subject only to changes required to conform to the Companies Act. See "Description of Our Common Shares—Comparison of the Republic of the Marshall Islands to Bermuda Corporate Law" where we describe material provisions under the laws of the Republic of the Marshall Islands and the laws of Bermuda relating to your rights as a shareholder.
No Vote or Dissenters' Rights of Appraisal in the Redomiciliation
Under Marshall Islands law and our current amended and restated bylaws, shareholder approval of the Redomiciliation is not required, and our shareholders do not have statutory dissenters' rights of appraisal or any other appraisal rights of their shares as a result of the Redomiciliation.  We are not asking you for a proxy and you are requested not to send us a proxy. No shareholder vote or action is required to effect the Redomiciliation.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
We incorporate by reference the selected financial information including (i) our consolidated statements of operations and comprehensive (loss) income for the years ended December 31, 2015, December 31, 2014 and for the period from October 17, 2013 (inception) to December 31, 2013 and (ii) our consolidated balance sheets as of December 31, 2015 and December 31, 2014, from our annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016, which is incorporated by reference herein. The selected financial information has been derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The financial information should be read in conjunction with "Item 5—Operating and Financial Review and Prospects," the consolidated financial statements, related notes and other financial information included in our in our annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016, which is incorporated by reference herein.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
We incorporate by reference the Management's Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2015 and December 31, 2014, included under "Item 5—Operating and Financial Review and Prospects—A. Operating Results," from our annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016, which is incorporated by reference herein.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We incorporate by reference the disclosure included under "Item 11—Quantitative and Qualitative Disclosures About Market Risk" from our annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016, which is incorporated by reference herein.

BUSINESS
Our Company
Nordic American Offshore Ltd. was formed on October 17, 2013.  We maintain our principal executive offices at LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda. Our telephone number at such address is (441) 292-7202. We are an international company formed for the purpose of acquiring, owning and operating PSVs and currently own ten vessels, eight of which are now in operation, and two of which are currently at Vard awaiting improved trading conditions.
Our Fleet
Our fleet currently consists of ten PSVs. Our vessels are considered homogeneous and interchangeable as they have approximately the same cargo deck area and capacity.
Vessel name	Yard	Year Built	Capacity (dwt)	Cargo Deck Area (sq meters)	Delivered to NAO
NAO Fighter	Ulstein	2012	4200	850	January 2014
NAO Prosper	Ulstein	2012	4200	850	January 2014
NAO Power	Ulstein	2013	4200	850	January 2014
NAO Thunder	Ulstein	2013	4200	850	December 2013
NAO Guardian	Ulstein	2013	4200	850	December 2013
NAO Protector	Ulstein	2013	4200	850	December 2013
NAO Storm	Ulstein	2014	4200	850	January 2015
NAO Viking	Ulstein	2014	4200	850	January 2015
NAO Horizon	Vard	2016	4200	850	April 2016
NAO Galaxy	Vard	2016	4200	850	June 2016

Employment of Our Fleet
It is our policy to operate our vessels either in the spot market or on short to long-term time charters.
We currently own ten high-quality PSVs, which were built in Norway during the period from 2012 to 2016. Eight of these PSVs are now in operation.  NAO Horizon, which was delivered in April 2016, and NAO Galaxy, which was delivered in June 2016, are currently at Vard awaiting improved trading conditions. We operate our vessels in the North Sea on both spot and time charters, although we may consider other regions depending on market conditions.
Company Management
In December 2013, the Company entered into a management agreement with Scandic for the provision of administrative services for the Company as requested by our management and in accordance with our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by our Board of Directors.
For services under the management agreement, as amended, Scandic currently receives a management fee of $100,000 per annum for our current ten-vessel fleet, and is reimbursed for costs incurred in connection with its services. In addition to costs incurred which are directly attributable to us, we also pay a portion of the operational costs, such as, salary and office rent, incurred by Scandic which is allocated to us. For the years ended December 31, 2015 and December 31, 2014, we paid an aggregate of $2.1 million and $2.2 million, respectively, for such costs incurred that were allocated to us.  Scandic is a wholly owned subsidiary of our major shareholder, NAT, of which our Executive Chairman and director, Mr. Herbjørn Hansson, is the Chief Executive Officer, Chairman, President and director.  Also, our Chief Financial Officer, Ms. Turid M. Sørensen, is the Chief Financial Officer and Executive Vice President of NAT.

Vessel Management
As of the date of this prospectus, Remøy and V.Ships provide technical management for nine and one of our vessels, respectively.
Environmental and Other Regulation
Government laws and regulations significantly affect the ownership and operation of our vessels.  We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modification and implementation costs.
 International Maritime Organization
The IMO is the United Nations agency for maritime safety and the prevention of pollution by ships.  The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the CLC, the Bunker Convention, and MARPOL. MARPOL is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, adopted by the IMO in September of 1997, relates to air emissions.
U.S. Regulations
The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted CERCLA which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner or operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Accordingly, both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels.  OPA defines these other damages broadly to include:
•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
•	injury to, or economic losses resulting from, the destruction of real and personal property;
•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
•	loss of subsistence use of natural resources that are injured, destroyed or lost;
•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris did not result in an agreement that directly limited greenhouse gas emissions from ships.
As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions.  Currently operating ships are now required to develop Ship Energy Efficiency Management Plans, or SEEMP, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European Union  ports from January 2018 collect and publish data on carbon dioxide emissions and other information. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulfur content in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases from marine vessels, could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.
International Labour Organization
The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries was met and MLC 2006 entered into force on August 20, 2013 and requires us to develop new procedures to ensure full compliance with its requirements.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security.  In 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect, and to implement certain portions of the MTSA the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).
Similarly, in December 2002, amendments to the SOLAS Convention created a new chapter of the convention dealing specifically with maritime security.  The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.

To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state.  Among the various requirements are:
•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;
•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•	the development of vessel security plans;
•	ship identification number to be permanently marked on a vessel's hull;
•	a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and
•	compliance with flag state security certification requirements.
Ships operating without a valid certificate may be detained at port until an ISSC is obtained, or may be expelled from port, or refused entry at port.
The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board a valid ISSC attesting to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code.  We have implemented the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code, and our fleet is in compliance with applicable security requirements.
Inspection by Classification Societies
Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.
Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.
Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.
Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures.

Risk of Loss and Liability Insurance
The operation of any offshore supply vessel includes risks such as mechanical and structural failure, hull damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.
Hull & Machinery and War Risk Insurance
We have obtained marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of the vessels in our fleet. However, our insurance policies contain deductible amounts for which we will be responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss or the constructive total loss of a vessel. The agreed deductible on each vessel averages approximately $120,000.
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure liabilities to third parties in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our P&I coverage will be subject to and in accordance with the rules of the P&I Association in which the vessel is entered. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Our coverage is expected to be limited to approximately $7.5 billion, except for pollution which is limited $1 billion and passenger and crew which is limited to $3 billion.
We expect that our protection and indemnity insurance coverage for pollution will be $1 billion per vessel per incident. The thirteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The pooling agreement provides a mechanism for sharing all claims in excess of $9 million up to $7.5 billion, the capped exposure of each P&I Association under the pooling agreement. As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.
Permits and Authorizations
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We expect to be able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.
Seasonality
Operations in the North Sea are generally at their highest levels during the months from April through August and at their lowest levels from December through February primarily due to lower construction activity and harsh weather conditions affecting the movement and servicing of drilling rigs. Operations in any market may be affected by seasonality often related to unusually long or short construction seasons due to, among other things, abnormal weather conditions, as well as market demand associated with increased drilling and development activities.
Organizational Structure
As of March 31, 2016, we were the sole owner of all of the issued and outstanding shares of Blue Power Limited, a company incorporated under the laws of Bermuda, and Nordic American Offshore (UK) Ltd., a company incorporated under the laws of England and Wales.
Property, Plant and Equipment
Other than our vessels (including the contracts for the construction thereof), we do not own any material property. Please see "Business—Our Fleet" for a description of our vessels. All of our PSVs are mortgaged as collateral under the Credit Facility.

MANAGEMENT
Set forth below are the names, ages and positions of our directors and executive officers. Our Board of Directors currently consists of five directors and is elected annually on a staggered basis. Each director elected holds office for a three-year term or until his or her successor is duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class C directors will expire at our 2016 annual meeting of shareholders. The term of our Class A director will expire at our 2017 annual meeting of shareholders. The term of our Class B directors will expire at our 2018 annual meeting of shareholders.
Officers are appointed from time to time by our Board of Directors and hold office until a successor is appointed. The business address of each of our directors and executive officers listed below is Nordic American Offshore Ltd., LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda.
Our directors and executive officers will remain the same upon effectiveness of the Redomiciliation.
Name	Age	Position
Herbjørn Hansson	68	Executive Chairman and Class C Director
Marianne Lie	54	Class C Director and Audit Committee Chairman
Paul J. Hopkins	68	Class B Director and Audit Committee Member
James Kelly	62	Class B Director
David M. Workman	55	Class A Director
Tor-Øyvind Bjørkli	44	Chief Executive Officer
Turid M. Sørensen	56	Chief Financial Officer

Biographical information concerning the directors and executive officers listed above is set forth below.
Herbjørn Hansson, Executive Chairman and Class C Director
Herbjørn Hansson (MBA) has graduated from the Norwegian School of Economics and Business Administration and attended Harvard Business School. He has served as our Executive Chairman since our inception. In 1974 he was employed by the Norwegian Shipowners' Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world's independently owned tanker fleet, excluding state owned and oil company fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Anders Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. UNS became a public company in 1993. While under Mr. Hansson's management, UNS increased dividends paid to shareholders each year for nine years. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay, most recently as Vice Chairman of Teekay Norway AS, until he started working full-time for NAT on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of NAT since its establishment in 1995. NAT was listed on the NYSE in 1997. Since then, NAT has paid dividends 74 times, with total dividend payments of $46.97 per share from the fourth quarter of 1997 to the date of this prospectus. He also has been a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.
Marianne Lie, Class C Director
Marianne Lie has served as our Class C director since December 2013. Having broad international experience, she has been and still is a board member of several Norwegian companies mainly within the shipping, offshore business, energy and finance industries. She was until recently a member of the shareholders Committee of the Central Bank of Norway. She was in the Norwegian Shipowners Association from 1988 until 1998, after which she was managing director of the Norwegian Branch of Vattenfall, a Swedish based energy group. Ms. Lie was also a board member of the Finnish energy group Fortum. She was managing director of the Norwegian Shipowners Association from 2002 to 2008. Ms. Lie has studied law and political science at the University of Oslo.

Paul J. Hopkins, Class B Director
Paul J. Hopkins has been a director of the Company since its inception and was a director of NAT from June 2005 until December 13, 2013. Until March 2008, Mr. Hopkins was also a Vice President and a director of Corridor Resources Inc., a Canadian publicly traded exploration and production company. From 1989 through 1993 he served with Lasmo as Project Manager during the start-up of the Cohasset/Panuke oilfield offshore Nova Scotia, the first offshore oil production in Canada. Earlier, Mr. Hopkins served as a consultant on frontier engineering and petroleum economic evaluations in the international oil industry. Mr. Hopkins was seconded to Chevron UK in 1978 to assist with the gas export system for the Ninian Field. Previously, beginning in 1973, he was employed with Ranger Oil (UK) Limited, being involved in the drilling and production testing of oil wells in the North Sea. Through the end of 1972 he worked with Shell Canada as part of its Offshore Exploration Group.
James Kelly, Class B Director
James Kelly has been a director of the Company since its inception and a director of NAT since June 2010. Mr. Kelly has worked for Time Inc., the world's largest magazine publisher, since 1978. He served as Foreign Editor during the fall of the Soviet Union and the first Gulf War, and was named Deputy Managing Editor in 1996. In 2001, Mr. Kelly became the magazine's managing editor, and during his tenure the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMA for its contribution to the ABC News Series "Iraq: Where Things Stand." In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities.
David M. Workman, Class A Director
David M. Workman has served as our Class A Director since December 2013. Mr. Workman was, until recently Chief Operating Officer and member of the Supervisory Board of Stork Technical Services having guided, as Chief Executive Officer, the sale of the RBG Offshore Services Group into the STS Group. Mr. Workman has 30 years of broad experience in the offshore sector ranging from drilling operations/field development through production operations and project management. He has worked with a wide variety of exploration and production companies in the sector and has balanced this with exposure to the service sector, working with management companies. As part of his experience with these different companies, he has had extensive exposure to the North Sea market. Mr. Workman graduated from Imperial College London in 1983 with a Masters in Petroleum Engineering and spent his early years as a Drilling/Production Operations Engineer with BP. In 1987 he joined Hamilton Brothers Oil and Gas who were early adopters of floating production systems. In 1993 he joined Kerr McGee as an operations manager for the Tentech 850 designed Gryphon FPSO, the first permanently moored FPSO in the North Sea. In 1996, Mr. Workman established the service company Atlantic Floating Production, which went on to become the management contractor and duty holder on the John Fredriksen owned Northern Producer and on the Petroleum Geo-Services (PGS) owned Banff FPF. In 2003, Mr. Workman was instrumental in founding Tuscan Energy which went on to redevelop the abandoned Argyll Field in the UK Continental Shelf. In 2009, Mr. Workman was appointed as Chief Executive Officer and led the sale of the RBG Group to Stork Technical Services in 2011.
Tor-Øyvind Bjørkli, Chief Executive Officer
Tor-Øyvind Bjørkli has served as our Chief Executive Officer since March 2014. He graduated from Vestfold University College with a Bachelor of Science degree in Marine Engineering in 1992. He completed the Royal Norwegian Naval Officer Training School in 1993 and his Master of Science degree at Norwegian University of Science and Technology in 1999. For the last eight years he has been a Partner with RS Platou ASA's offshore sale and purchase and newbuilding division. Before joining RS Platou ASA, a major international offshore and shipbroking firm, he held the position as a Surveyor with the classification society, Det Norske Veritas' (DNV GL) in the Miami office.

Turid M. Sørensen, Chief Financial Officer
Turid M. Sørensen has 30 years of experience in the shipping industry. She has served as our CFO since our inception. She was appointed Chief Financial Officer & Executive Vice President of NAT on June 1, 2012. She previously served as Chief Financial Officer of NAT from February 6, 2006. Ms. Sørensen has a Bachelor's Degree in Business Administration from the Norwegian School of Management, an M.B.A. in Management Control from the Norwegian School of Economics and Business Administration and has completed an Advanced Management Program from Harvard Business School. During the period from 1984 to 1987, she worked for Anders Jahre AS and Kosmos AS in Norway and held various positions within accounting and information technology. In the period from 1987 to 1995, Ms. Sørensen was Manager of Accounting and IT for Skaugen PetroTrans Inc., in Houston, Texas. After returning to Norway she was employed by Ugland Nordic Shipping ASA and Teekay Norway AS as Vice President, Accounting. From October 2004 until her appointment as Chief Financial Officer of NAT in February 2006, she served as the Treasurer and Controller of NAT.
Compensation
We currently have employment agreements with our Executive Chairman, Chief Executive Officer and Chief Financial Officer to be paid an aggregate amount of about $720,000 per year. Under the terms of these employment agreements, either party may terminate the agreement with up to six months prior notice. Also, our four executive directors will receive annual compensation in the amount of $37,500 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the Board of Directors or any board committee. We do not have a retirement benefit plan for our officers or directors.
Board Practices
Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his successor is duly elected and qualified. Our current Class B and Class C directors were elected at our annual general meeting held in 2013. Our Class A director was re-elected for a new term at our 2014 annual general meeting to serve until the 2017 annual general meeting. The Class B directors were re-elected at our 2015 annual general meeting to serve until the 2018 annual general meeting. The term of our Class C directors will expire at our 2016 annual general meeting at which our Class C directors will be up for re-election.
Our Audit Committee consists of Ms. Lie and Mr. Hopkins, Ms. Lie serves as the Audit Committee financial expert. The Audit Committee provides assistance to the Board of Directors in fulfilling its responsibilities to shareholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports of the Company. The Audit Committee, among other duties, recommends the independent auditors to be selected to audit the financial statements of the Company, meets with the independent auditors and financial management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, reviews with the independent auditors, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company, and reviews the financial statements contained in the annual report to shareholders with management and the independent auditors.
Pursuant to an exemption for foreign private issuers, we are not required to comply with many of the corporate governance requirements of the NYSE that are applicable to U.S. listed companies. For more information, see "Item 16G.—Corporate Governance" in our annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 23, 2016.
There are no contracts between us and any of our directors providing for benefits upon termination of their employment.
Employees
We currently have five employees in the positions of Executive Chairman, Chief Executive Officer, Chief Financial Officer, Managing Director of NAO (UK) and a chartering manager.

RELATED PARTY TRANSACTIONS
Nordic American Tankers Limited
On November 22, 2013, we issued an aggregate of 16,666,666 common shares in a Norwegian private placement, or the Private Placement, at $15.00 per share. These shares were listed on the Norwegian OTC List, or the NOTC, on November 27, 2013, under the symbol "NAO." As part of the Private Placement, NAT participated in our establishment with the purchase of 4,333,566 of our common shares for $65.0 million, giving NAT a 26% ownership interest in NAO.
As compensation for coordinating the Private Placement, NAT received 833,333 warrants with an exercise price of $15.00 per common share.  The warrants expired on December 31, 2015.
In December 2013, we entered into a management agreement with Scandic for the provision of administrative services as requested by our management and in accordance with our objectives and policies as established and directed by our Board of Directors. All decisions of a material nature concerning our business are made by our Board of Directors. Scandic is a wholly owned subsidiary of NAT, of which our Executive Chairman and director, Mr. Herbjørn Hansson, is the Chief Executive Officer, Chairman, President and director.  Also, our Chief Financial Officer, Ms. Turid M. Sørensen, is the Chief Financial Officer and Executive Vice President of NAT.
For services under the management agreement, as amended, Scandic receives a management fee of $100,000 per annum for our current ten-vessel fleet, and is reimbursed for costs incurred in connection with its services. In addition to costs incurred which are directly attributable to us, we also pay a portion of the operational costs such as salary and office rent, among others, incurred by Scandic which are attributable to us.
For the successful listing on the NYSE, NAT received a success fee of $1.5 million.
In August 2014, NAT distributed approximately 700,000 of its NAO shares to its shareholders as a dividend-in-kind. All shareholders that held 500 or more NAT shares were eligible to receive NAO shares. Shareholders holding less than 500 NAT shares and fractional shares were compensated with a cash distribution.
In 2014, we entered into an agreement with an immediate family member of our Executive Chairman for the use of an asset owned by him for corporate and marketing activities.  We pay an annual fee for this agreement and fees associated with actual use. The cost of this arrangement for the years ended December 31, 2015 and 2014 was $0.1 million and $0.1 million, respectively.  No amounts were due to the related party as of December 31, 2015 and 2014.
In 2015, NAT purchased 1,521,300 of our common shares in a private transaction.  NAT owns 29.0% of our outstanding shares as of the date of this prospectus.

PRINCIPAL SHAREHOLDERS
The following table sets forth information regarding beneficial ownership of our common shares for (i) owners of five percent or more of our common shares and (ii) our directors and executive officers, of which we are aware as of the date of this prospectus. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.
Title	Identity of Person	No. of Shares	Percent of Class(1)
Common	Nordic American Tankers Limited (2)	6,018,280	29.0%
Common	Omega Charitable Partnership LP (3)	1,600,000	7.7%
Common	High Seas AS (Hansson family) (4)	503,233	2.4%
Common	Marianne Lie		*
Common	Paul J. Hopkins		*
Common	James Kelly		*
Common	Turid M. Sørensen		*

(1)	Based on 20,724,514 common shares issued and outstanding as of the date of this prospectus unless otherwise indicated.
(2)	Based on information contained in Schedule 13D/A that was filed with the SEC on November 17, 2015.
(3)	Based on information contained in Schedule 13G/A that was filed with the SEC on February 19, 2016 jointly by Omega Charitable Partnership LP and Leon G. Cooperman.
(4)	High Seas AS is a company controlled by Herbjørn Hansson, our Executive Chairman, for the benefit of his family.
*	Less than 1% of our issued and outstanding common shares

DESCRIPTION OF OUR COMMON SHARES
The following description of Nordic American Offshore (Bermuda) reflects our share capital as it will exist upon completion of the Redomiciliation and adoption of the Bye-laws, in compliance with the Companies Act and governed by Bermuda law.  The description is a summary.  We urge you to read the forms of the memorandum of continuance and the Bye-laws of Nordic American Offshore (Bermuda) are filed as Exhibits 3.3 and 3.4, respectively, to the registration statement of which this prospectus is a part.
Objects and Powers
As stated in our memorandum of continuance, the objects of the Company are unrestricted and it has the capacity, rights, powers and privileges of a natural person. The Bye-laws do not impose any limitations on the ownership rights of our shareholders.
Authorized Capital Shares
Under our memorandum of continuance, our authorized share capital consists of 200,000,000 common shares having a par value of $0.01 per share, of which 20,724,514 shares are issued and outstanding as of the date of this prospectus, and 50,000,000 preferred shares, par value $0.01 per share, of which no shares are issued and outstanding. As of the date of this prospectus, we also hold 2,706,856 treasury shares. Our common shares are listed on the NYSE under the symbol "NAO."
Share History
On October 17, 2013, we issued 500 common shares to NAT in connection with our initial capitalization.
In November 2013, we issued 16,666,666 common shares, par value $0.01 per share, at $15.00 per share, in the Private Placement, which were exempt from registration under the Securities Act of 1933, as amended, or the Securities Act. These common shares were initially sold in offshore transactions to non-U.S. persons pursuant to Regulation S under the Securities Act and in the United States to "qualified institutional buyers" as defined in, and in reliance on, Rule 144A of the Securities Act. At the close of the Private Placement we repurchased and canceled the 500 shares issued in connection with our initial capitalization. The shares issued in connection with the Private Placement were listed on the NOTC on November 27, 2013, under the symbol "NAO."
In June 2014, we completed our initial public offering, or IPO, of 6,764,704 common shares, including the full exercise of the underwriters' option to purchase 882,352 additional common shares, at $16.00 per share and our common shares commenced trading on the NYSE under the symbol "NAO."  The net proceeds we received in the IPO were used to fund the acquisition of vessels.
In July 2014, we completed our offer to exchange the unregistered common shares that were previously issued in the Norwegian equity private placements (other than the common shares owned by affiliates of us) for common shares that were registered under the Securities Act, which we refer to as the Exchange Offer. Upon completion of the Exchange Offer, holders of 11,478,478 unregistered common shares validly tendered their shares in exchange for such registered common shares, representing a participation rate of 93.5%. We are currently only listed on the NYSE.
As of the date of this prospectus, the Company has repurchased an aggregate of 1,135,107 of its issued and outstanding common shares under its share repurchase program. The repurchased shares are being held as treasury shares.
Common Shares
Each outstanding common share of the Company entitles the holder to one vote on all matters submitted to a vote of shareholders.  Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably all dividends, if any, declared by our Board of Directors out of funds legally available for payment of dividends.  Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common shares are entitled to receive pro rata our remaining assets available for distribution.  Holders of common shares do not have conversion, redemption or pre-emptive rights to subscribe for any of our securities.  The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares, which we may issue in the future.

Preferred Shares
The Bye-laws authorize our Board of Directors to establish one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:
•	the designation of the series;
•	the number of shares of the series;
•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and
•	the voting rights, if any, of the holders of the series.
Warrants
As part of the Private Placement, we issued to NAT a warrant exercisable for up to 833,333 of our common shares with an exercise price of $15.00 per common share.  The warrants expired on December 31, 2015.
Directors
Our directors are elected by a simple majority of the votes cast by shareholders entitled to vote.  There is no provision for cumulative voting.
The Bye-laws require our Board of Directors to consist of at least one member.  Our Board of Directors currently consists of five members.  The Bye-laws may be amended by a simple majority of the votes cast by shareholders entitled to vote.
Directors are elected annually on a staggered basis, and each shall serve for a three year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office.  Our Board of Directors has the authority to fix the amounts which shall be payable to the members of the Board of Directors for attendance at any meeting or for services rendered to us.
Shareholder meetings
Under the Bye-laws, annual general meetings of the Company will be held at a time and place selected by our Board of Directors and special general meetings may be called at any time by our Board of Directors, provided that at least 5 days' notice is given of a meeting (other than an adjourned meeting), as required by the Companies Act, unless shorter notice is agreed by all shareholders entitled to attend and vote at an annual general meeting or by those shareholders holding not less than 95% of the nominal value of the shares giving a right to attend and vote at a special general meeting.  The meetings may be held in or outside of Bermuda.  Our Board of Directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.  One or more shareholders representing at least one-third of the total voting rights of our total issued and outstanding shares present in person or by proxy at a shareholder meeting shall constitute a quorum for the purposes of the meeting.
Dissenters' rights of appraisal and payment
Under the Companies Act, our shareholders have the right to dissent from various corporate actions, including any amalgamation, merger or consolidation and the sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares.  In the event of any amendment of the Bye-laws, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares.  The dissenting shareholder must follow the procedures set forth in the Companies Act to receive payment.  In the event that we and any dissenting shareholder fail to agree on a price for the common shares, the Companies Act procedures involve, among other things, the institution of proceedings in the high court of Bermuda or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders' derivative actions
Under the Companies Act, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.
Limitations on liability and indemnification of officers and directors
The Companies Act authorizes companies to limit or eliminate the personal liability of directors and officers to companies and their shareholders for monetary damages for breaches of directors' fiduciary duties.  The Bye-laws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.
The limitation of liability and indemnification provisions in the Bye-laws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty.  These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders.  In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Anti-takeover effect of certain provisions of the Bye-laws
Several provisions of the Bye-laws, which are summarized below, may have anti-takeover effects.  These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us.  However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the amalgamation, merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.
Blank check preferred shares
Under the terms of the Bye-laws, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 50,000,000 blank check preferred shares.  Our Board of Directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management and might harm the market price of our common shares.  We have no current plans to issue any preferred shares.
Election and removal of directors
The Bye-laws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors.  The Bye-laws also provide that our directors may be removed for cause upon the affirmative vote of the holders of not less than two-thirds of our issued and outstanding shares entitled to vote for those directors.  These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
Limited actions by shareholders
The Bye-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special general meeting of the Company or by a unanimous written resolution of our shareholders.  The Bye-laws provide that, save for the ability of shareholders holding not less than 10% of the paid-up capital of the Company carrying the right of voting at general meetings of the Company to requisition the Board of Directors to convene a special general meeting, as set out in the Companies Act, only our Board of Directors may call special general meetings of the Company and the business transacted at the special general meeting is limited to the purposes stated in the notice.  Accordingly, save in the circumstances described above, a shareholder will be prevented from calling a special general meeting for shareholder consideration of a proposal unless scheduled by our Board and shareholder consideration of a proposal may be delayed until the next annual general meeting of the Company.

Advance notice requirements for shareholder proposals and director nominations
The Bye-laws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual general meeting of the Company must provide timely notice of their proposal in writing to the corporate secretary.  Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the one year anniversary of the immediately preceding annual general meeting of the Company.  The Bye-laws also specify requirements as to the form and content of a shareholder's notice.  These provisions may impede shareholders' ability to bring matters before an annual general meeting of the Company or make nominations for directors at an annual general meeting of the Company.
Classified Board of Directors
As described above, the Bye-laws provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms beginning on the expiration of the initial term for each class.  Accordingly, approximately one-third of our Board of Directors will be elected each year.  This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us.  It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.
Business combinations
Although the Companies Act does not contain specific provisions regarding "business combinations" between companies incorporated under the laws of Bermuda and "interested shareholders," we have included these provisions in the Bye-laws.  Specifically, the Bye-laws prohibit us from engaging in a "business combination" with certain persons for three years following the date the person becomes an interested shareholder.  Interested shareholders generally include:
•	any person who is the beneficial owner of 15% or more of our outstanding voting shares; or
•	any person who is our affiliate or associate and who held 15% or more of our issued and outstanding voting shares at any time within three years before the date on which the person's status as an interested shareholder is determined, and the affiliates and associates of such person.
Subject to certain exceptions, a business combination includes, among other things:
•	certain amalgamations, mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;
•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a combined basis, or the aggregate value of all of our outstanding shares;
•	certain transactions that result in the issuance or transfer by us of any shares of ours to the interested shareholder;
•	any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and
•	any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

These provisions of the Bye-laws do not apply to a business combination if:
•	before a person became an interested shareholder, our Board of Directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;
•	upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares issued and outstanding at the time the transaction commenced, other than certain excluded shares;
•	at or following the transaction in which the person became an interested shareholder, the business combination is approved by our Board of Directors and authorized at an annual or special general meeting of the Company, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our issued and outstanding voting shares that is not owned by the interest shareholder;
•	the shareholder was or became an interested shareholder prior to the closing of our IPO;
•	a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or
•	the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under the Bye-laws which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the Board of Directors; and (iii) is approved or not opposed by a majority of the members of the Board of Directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to an amalgamation, merger or consolidation of us (except for an amalgamation or merger in respect of which, pursuant to the Companies Act, no vote of our shareholders is required) to:
o	a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the issued and outstanding shares; or
o	a proposed tender or exchange offer for 50% or more of our issued and outstanding voting shares.
Listing
Our common shares are listed on the NYSE under the symbol "NAO."
Transfer Agent
The registrar and transfer agent for our common shares is Computershare Trust Company, N.A.

Comparison of the Republic of the Marshall Islands to Bermuda Corporate Law
Upon effectiveness of the Redomiciliation, our current amended and restated articles of incorporation and amended and restated bylaws will initially remain in effect, but governed by Bermuda law instead of Marshall Islands law. As soon as practicable after the effectiveness of the Redomiciliation, we must adopt the Bye-laws under Bermuda law. The memorandum of continuance and the Bye-laws will replace our current amended and restated articles of incorporation and amended and restated bylaws as our constitutive documents after the Redomiciliation. The form of memorandum of continuance and the Bye-laws of Nordic American Offshore (Bermuda) are filed as Exhibits 3.3 and 3.4, respectively, to the registration statement of which this prospectus is a part.
Although we anticipate that the new constitutive documents under Bermuda law will comprise substantially the same rights and protections for our shareholders and creditors as those they currently have under Marshall Islands law and our current constitutive documents, there will be some differences between our new constitutive documents and Bermuda law, on one hand, and our current constitutive documents and Marshall Islands law, on the other hand, that may affect the rights of shareholders. Set forth below is a comparison of select provisions of the corporate laws of the Republic of the Marshall Islands and of Bermuda showing the default positions in each jurisdiction that will govern the Company and our shareholders to the extent not otherwise provided for in our constitutive documents.
The following table provides a comparison between some statutory provisions of the BCA and the Companies Act.

Marshall Islands	Bermuda

Shareholder Meetings

Held at a time and place as designated in the bylaws. (Associations Law § 64(1)).
May be called by the Board of Directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at a general meeting.  (Companies Act §74(1)).

Special meetings of the shareholders may be called by the Board of Directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws. (Associations Law §56(2)).
Special meetings may be convened by the Board of Directors whenever they see fit, and the meetings shall be called special general meetings. (Companies Act §71(1)).

May be held in or outside of the Marshall Islands. (Associations Law §64(1)).	May be held in or outside of Bermuda.

Notice:	Notice:

•            Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting. (Associations Law §65(1)).

•           Notice of all general meetings shall specify the place, the day and hour of the meeting. (Companies Act §71(2)).

•           Notice of special general meetings shall specify the place, the day, hour and general nature of the business to be considered at the meeting.  (Companies Act §71(2)).

• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting. (Associations Law §65(2)).
•          Notwithstanding any provision in the bye-laws of a company, at least five days' notice shall be given of a company meeting. (Companies Act §75(1)).

•          The unintentional failure to give notice to any person does not invalidate the proceedings.  (Companies Act §71(4)).

Shareholder Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without a meeting if consent is in writing and is signed by all the shareholders entitled to vote with respect to the subject matter thereof. (Associations Law §67).

Generally, any action which may be done by resolution of a company in a general meeting may be done by resolution in writing. (Companies Act §77A).

Shareholders may act by written resolution to elect directors, but may not act by written resolution to remove directors. (Companies Act §77A(6)(b)).

Except as otherwise provided in our bye-laws or the Companies Act, any action or resolution requiring the approval of the shareholders may be passed by a simple majority of votes cast (Companies Act §77(2)).

Any person authorized to vote may authorize another person or persons to act for him by proxy. (Associations Law §69).	Any person authorized to vote may authorize another person or persons to act for him by proxy. (Companies Act §77(3)).

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the common shares entitled to vote at a meeting. (Associations Law §70(1)).

The bye-laws may specify the number to constitute a quorum for a general meeting of the Company. In the case of a company having only one member, one member present in person or by proxy constitutes the necessary quorum. (Companies Act § 106(4A)).

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders. (Associations Law §70(2)).	When a quorum is once present to constitute a meeting, the bye-laws may provide for whether or not it is broken by the subsequent withdrawal of any shareholders. (Companies Act §13(2)(e)).

The articles of incorporation may provide for cumulative voting in the election of directors. (Associations Law §71(2)).	The bye-laws may provide for cumulative voting in the election of directors. (Companies Act §77).

Dividends
A corporation may declare and pay dividends in cash, stock or other property on its outstanding shares, except when currently the corporation is insolvent or would thereby be made insolvent or when the declaration or payment would be contrary to any restrictions contained in the articles of incorporation.

A company may declare and pay a dividend, or make a distribution out of contributed surplus, provided there are reasonable grounds for believing that after any such payment (a) the company will be solvent and (b) the realizable value of its assets will be greater than its liabilities.  (Companies Act § 54).  Mechanically this requires the Company to make certain filings from time to time with the Bermuda Registrar of Companies in order to keep track of the contributed surplus.

Dividends may be declared and paid out of surplus, including additional paid-in capital; but in case there is no surplus, dividends may be declared  or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.  (Associations Law §43(1)).  This requires no filings with the Marshall Islands registry.

Directors

The Board of Directors must consist of at least one member. (Associations Law §50(1)).	The Board of Directors must consist of at least one member. (Companies Act §91).

Number of board members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a by-law. (Associations Law §50(2)).
The number of directors is fixed by the bye-laws, and any changes to such number must be approved by the Board of Directors and/or the shareholders in accordance with the company's bye-laws. (Companies Act §91).

If the Board of Directors is authorized to change the number of directors, it can only do so by a majority of the entire Board of Directors and so long as no decrease in the number shortens the term of any incumbent director. (Associations Law §50(2)(a-b)).

If the articles of incorporation or the bylaws provide, any or all of the directors may be removed without cause by the vote of the shareholders. (Associations Law §54(2)).

Dissenter's Rights of Appraisal

Shareholders have a right to dissent from any plan of merger or consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares. (Associations Law §100).
A dissenting shareholder of a Bermuda exempted company is entitled to be paid the fair value of his or her shares in an amalgamation or merger. (Companies Act § 106(6)).

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment ( Associations Law §92(a-d)).

• Alters or abolishes any preferential right of any outstanding shares having preference; or

• Creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares.

• Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

• Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholder Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time the action is brought and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law. (Associations Law §79(1-2)).

Generally, class actions and derivative actions are not available to shareholders under Bermuda law. (See generally, Bermuda Companies Act).

Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the bye-laws.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the Board of Directors or the reasons for not making such effort. (Associations Law §79(3)).

Bermuda courts would further give consideration to acts that are alleged to constitute a fraud against the minority of shareholders, or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

Such action shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of The Marshall Islands. (Associations Law §79(4)).

Attorneys' fees may be awarded if the action is successful.

(Associations Law §79(5)).

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the common shares have a value of less than $50,000. (Associations Law §79(6)).

TAXATION
The following is a discussion of the material Marshall Islands, Bermuda and U.S. federal income tax considerations relevant to the Company and its shareholders in regard to the Redomiciliation. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, U.S. Holders, as defined below, whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who acquire common shares in the Redomiciliation and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common shares. Unless otherwise noted, references in the following discussion to the "Company," "we" and "us" are to Nordic American Offshore Ltd. and its subsidiaries on a consolidated basis.
Marshall Islands Tax Considerations
In the opinion of Seward & Kissel LLP, our Republic of the Marshall Islands counsel, the following are the material Marshall Islands tax consequences of our activities to the Company and our shareholders. One or more of our subsidiaries are incorporated in the Marshall Islands. Under current Marshall Islands law, our subsidiaries are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by our subsidiaries. Prior to Redomiciliation, we were incorporated in the Marshall Islands. In the opinion of Seward & Kissel LLP, neither we nor our shareholders will be subject to taxation in the Marshall Islands as a result of the Redomiciliation.
Bermuda Tax Considerations
In the opinion of MJM Limited, our Bermuda counsel, the following are the material Bermuda tax consequences of the ownership of our common shares. We are not currently subject to taxation under the laws of Bermuda. Distributions we receive from our subsidiaries also are not subject to any Bermuda tax. There is currently no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, or estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of our common shares or in respect of distributions they receive from us with respect to our common shares. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda shareholders are encouraged to consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our common shares.
We will receive from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035. This assurance is subject to the proviso that it is not to be construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent of the application of any tax payable in accordance with the provisions of the Land Tax Act 1967. The assurance does not exempt us from paying import duty on goods imported into Bermuda. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. We and our subsidiary incorporated in Bermuda pay annual government fees to the Bermuda government.
Bermuda currently has no tax treaties in place with other countries in relation to double-taxation or for the withholding of tax for foreign tax authorities.

Material U.S. Federal Income Tax Consequences of the Redomiciliation
The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.
As used herein, the term "U.S. Holder" means a beneficial owner of common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.
In the opinion of Seward & Kissel LLP, the Redomiciliation will qualify as a tax-free "reorganization" within the meaning of Section 368(a) of the Code, and accordingly, neither the Company nor U.S. Holders will be subject to U.S. federal income taxation as a result of the Redomiciliation.

We do not intend to request a ruling from the U.S. Internal Revenue Service, or the IRS, as to the U.S. federal income tax consequences of the Redomiciliation, and consequently there can be no assurance that the IRS or a court of law will treat the Redomiciliation in the manner described above. If the IRS successfully challenges the treatment of the Redomiciliation, adverse U.S. federal income tax consequences may result. U.S. Holders should consult their own tax advisors regarding the potential U.S. federal, state and local and non-U.S. and other tax consequences of the Redomiciliation not qualifying as a tax-free reorganization.
U.S. Federal Income Tax Considerations Relating to Holding our Common Shares
For a discussion of U.S. Federal Income Tax Considerations relating to holding our shares, see the section titled "Item 10.—Additional Information—E. Taxation—U.S. Federal Income Tax Considerations" incorporated by reference here from our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission on March 23, 2016.

ACCOUNTING TREATMENT OF THE REDOMICILIATION
There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Nordic American Offshore Ltd. as a result of the Redomiciliation. The consolidated business, capitalization, assets, liabilities and financial statements of Nordic American Offshore Ltd. immediately following the Redomiciliation will be the same as those of Nordic American Offshore Ltd. immediately prior to the Redomiciliation.
LEGAL MATTERS
Certain legal matters in connection with the Redomiciliation relating to United States and Marshall Islands law are being passed upon for us by Seward & Kissel LLP, New York, New York. The validity of the shares of Nordic American Offshore Ltd. (Bermuda), into which the shares of Nordic American Offshore Ltd. (Marshall Islands) will automatically be converted by operation of law in the Redomiciliation, and certain other matters relating to Bermuda law, have been passed upon by MJM Limited.
EXPERTS
The consolidated financial statements of Nordic American Offshore Ltd. and subsidiaries as of December 31, 2015 and 2014,  and for each of the years in the two-year period ended December 31, 2015 and the period from October 17, 2013 (inception) to December 31, 2013, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG AS, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC's Internet site at http://www.sec.gov.
We have filed with the SEC a registration statement on Form F-4 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of ours, please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., as well as through the SEC's Internet site.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:
(1)	Our annual report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on March 23, 2016, which includes the financial statements included therein.
(2)	Our report on Form 6-K, filed with the SEC on May 19, 2016, announcing our dividend and earnings report for the first quarter of 2016.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers
I.  Bye-law 45 of the Bye-laws of the Registrant, to be presented for shareholder approval after the effectiveness of the Redomiciliation, provides as follows:
1.
Subject to the proviso below, every Indemnified Person shall be indemnified and held harmless out of the assets of the Company against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him by or by reason of any act done, conceived in or omitted in the conduct of the Company's business or in the discharge of his duties and the indemnity contained in this Bye-Law shall extend to any Indemnified Person acting in any office or trust in the reasonable belief that he has been appointed or elected to such office or trust notwithstanding any defect in such appointment or election PROVIDED ALWAYS that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Acts.

2.	No Indemnified Person shall be liable to the Company for the acts, defaults or omissions of any other Indemnified Person.
3.
Every Indemnified Person shall be indemnified out of the assets of the Company against all liabilities incurred by him by or by reason of any act done, conceived in or omitted in the conduct of the Company's business or in the discharge of his duties, in defending any proceedings, whether civil or criminal, in which judgement is given in his favour, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

4.
To the extent that any Indemnified Person is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relevant indemnity shall take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge.

5.
Each Shareholder and the Company agree to waive any claim or right of action he or it may at any time have, whether individually or by or in the right of the Company, against any Indemnified Person on account of any action taken by such Indemnified Person or the failure of such Indemnified Person to take any action in the performance of his duties with or for the Company PROVIDED HOWEVER that such waiver shall not apply to any claims or rights of action arising out of the fraud of such Indemnified Person or to recover any gain, personal profit or advantage to which such Indemnified Person is not legally entitled.

6.
Expenses incurred in defending any civil or criminal action or proceeding for which indemnification is required pursuant to these Bye-Laws shall be paid by the Company in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount if any allegation of fraud or dishonesty is proved against the Indemnified Person PROVIDED THAT no monies shall be paid hereunder unless payment of the same shall be authorised in the specific case upon a determination that indemnification of the Director or Officer would be proper in the circumstances because he has met the standard of conduct which would entitle him to the indemnification thereby provided and such determination shall be made:

(a) by the Board, by a majority vote at a meeting duly constituted by a quorum of Directors not party to the proceedings or matter with regard to which the indemnification is, or would be, claimed; or
(b) in the case such a meeting cannot be constituted by lack of a disinterested quorum, by independent legal counsel in a written opinion; or
(c) by a majority vote of the Shareholders
7.
Without prejudice to the provisions of this Bye-Law, the Board shall have the power to purchase and maintain insurance for or for the benefit of any Indemnified Person or any persons who are or were at any time Directors, Officers or employees of the Company, or of any other company which is its holding company or in which the Company or such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or any such other company, or who are or were at any time trustees of any pension fund in which employees of the Company or any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund.

II.  Section 98 of the Companies Act permits the Bye-laws of a Bermuda company to contain a provision eliminating personal liability of a director or officer to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence default, breach of duty or breach of trust of which the officer or person may be guilty.
Section 98 of the Companies Act grants companies the power generally to indemnify directors and officers of the company if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director and officer of the company or was serving in a similar capacity for another entity at the company's request.
Section 98A of the Companies Act permits a company to purchase and maintain insurance or make other financial arrangements on behalf of any officer for any liability asserted against him or her and liability and expenses incurred in his or her capacity as a director, officer, employee or agent arising out of his or her status as such, whether or not the company has the power to indemnify him or her against such liability and expenses.
III.  Article VIII of the Amended and Restated Bylaws of the Registrant provides as follows:
1.
Any person who is or was a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another, partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Corporation upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the BCA, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Corporation shall have the power to pay in advance expenses a director or officer incurred while defending a civil or criminal proceeding, provided that the director or officer will repay the amount if it shall ultimately be determined that he or she is not entitled to indemnification under this section. Any repeal or modification of this Article VIII shall not adversely affect any rights to indemnification and to the advancement of expenses of a Director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

2.
The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these Bylaws.

IV.  Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:
1.
Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

2.
Actions by or in right of the corporation.  A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

3.
When director or officer successful.  To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

4.
Payment of expenses in advance.  Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the Board in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

5.
Indemnification pursuant to other rights.  The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

6.
Continuation of indemnification.  The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

7.
Insurance.  A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 21.	Exhibits and Financial Statement Schedules
The exhibit index at the end of this registration statement identifies the exhibits which are included in this registration statement and are incorporated herein by reference.
Item 22.	Undertakings
The undersigned registrant hereby undertakes as follows:
(a)            (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.
(2) That every prospectus (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants, the registrants have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(b)            (i) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form F-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(c)            To supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda, on July 11, 2016.
NORDIC AMERICAN OFFSHORE LTD.

By:	/s/ Herbjørn Hansson
Name:	Herbjørn Hansson
Title:	Executive Chairman

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Gary J. Wolfe and Robert E. Lustrin his true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any related registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on July 11, 2016 in the capacities indicated.
Signature	Title

/s/ Herbjørn Hansson	Executive Chairman and Director
Herbjørn Hansson	(Principal Executive Officer)

/s/ Tor-Øyvind Bjørkli	Chief Executive Officer
Tor-Øyvind Bjørkli

/s/ Turid M. Sørensen	Chief Financial Officer
Turid M. Sørensen	(Principal Financial and Accounting Officer)

/s/ Paul J. Hopkins	Director
Paul J. Hopkins

/s/ James Kelly	Director
James Kelly

/s/ Marianne Lie	Director
Marianne Lie

/s/ David Workman	Director
David Workman

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of Newark, State of Delaware, July 11, 2016.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Authorized Representative

EXHIBIT INDEX

Number	Description

3.1	Amended and Restated Articles of Incorporation of the Company (1)

3.2	Amended and Restated Bylaws of the Company (1)

3.3	Form of Memorandum of Continuance (2)

3.4	Form of the Bye-laws

4.1	Form of Common Share Certificate (1)

5.1	Opinion of MJM Limited, Bermuda counsel to the Company(2)

8.1	Opinion of Seward & Kissel LLP with respect to certain United States and Marshall Islands tax matters

8.2	Opinion of MJM Limited with respect to certain Bermuda tax matters

10.1
$60 million revolving credit facility by and among the Company, DNB Bank ASA, as arranger, security agent and agent, lender and swap bank, and Skandinaviska Enskilda Banken AB (publ), as arranger, lender and swap bank, dated December 19, 2013 (1)

10.2	Memorandum of Agreement for Hull No. 303 by and among the Company and Blue Ship Invest AS dated February 12, 2014 (1)

10.3	Memorandum of Agreement for Hull No. 304 by and among the Company and Blue Ship Invest AS dated February 12, 2014 (1)

10.4	Management Agreement by and among the Company and Scandic American Shipping Ltd., dated January 1, 2014 (1)

21.1	List of Subsidiaries (2)

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Seward & Kissel LLP (included within Exhibit 8.1)

23.3	Consent of MJM Limited (included within Exhibit 5.1)

24.1	Powers of Attorney (included in the signature page to this Registration Statement)

(1) Incorporated by reference to the Company's Registration Statement on Form F-1, which was declared effective by the SEC on June 11, 2014 (File No. 333-194612).
(2) Previously filed.